Tradier Brokerage, Inc.
Financial Statement
For the Year Ended December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52972

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tradier Brokerage, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3420 Toringdon Way, Suite 300
(No. and Street)

Charlotte	NC	28277
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEVEN C BENDER	(646) 290-7248	sbender@modernrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Laptewicz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tradier Brokerage, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

2/27/25

Notary Public

My Commission Expires Nov 7, 2029

NIMESH R. PATEL NOTARY PUBLIC MECKLENBURG COUNTY, N.C.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and the Stockholder of Tradier Brokerage, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tradier Brokerage, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
February 26, 2025

TRADIER BROKERAGE, INC.

(A Wholly-Owned Subsidiary of Tradier, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS		
Cash	$	3,527,795
Clearing deposit		1,004,073
Accounts receivable - other, net		1,309
Due from clearing broker		1,255,929
Prepaid expenses		113,762
Total Assets	$	5,902,868

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	755,864
Total Liabilities		755,864
Stockholder's Equity		
Common stock, no par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		2,635,553
Retained earnings		2,510,451
Total stockholder's equity		5,147,004
Total liabilities and stockholder's equity	$	5,902,868

See notes to financial statements

TRADIER BROKERAGE, INC.
(A Wholly-Owned Subsidiary of Tradier, Inc.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

Note 1 – Organization and Nature of Operations:

Tradier Brokerage, Inc. ("the Company") is an independent wholly-owned subsidiary of Tradier, Inc. ("TI").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated in Illinois on July 1, 1993.

The Company is a discount online service brokerage firm specializing in featuring Application Programming Interfaces ("APIs") which serves as an intermediary between online traders and their customized or purchased integrated trading platforms.

The Company has an agreement with Apex Clearing, Inc. (the "clearing broker") to clear transactions and carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the Securities Exchange Act of 1934 ("SEA").

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 – Summary of Significant Accounting Policies:

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below:

Note 2 – Summary of Significant Accounting Policies (continued):

Revenue Recognition

Commissions:

The Company derives revenue from transactions in which the Company facilitates the self-directed buying and selling of securities for its customers through its clearing broker. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Payment for Order Flow:

In payment for order flow ("PFOF") transactions, the Company receives a small payment, usually pennies per share or contract, as compensation for directing the order to the executing firms which are collected on the Company's behalf by the clearing broker. The performance obligation associated with PFOF transactions is considered to be satisfied on the trade date (point in time). Management accrues an estimate of the PFOF revenue in the month it is earned. The accrual is then trued-up in the subsequent month after the transactions have settled and the actual amount is known.

Platform Fees:

In platform fees, the Company receives a payment from third parties for use of the Company's introduced brokerage services platform. The performance obligation associated with platform fees is considered to be satisfied over time during the month, as the third parties connect to the Company's trading platform and have access to the Company's introduced brokerage services.

Subscription Revenue:

In subscription fees, the Company charges its customers a monthly subscription fee for the use of the Company's brokerage services, which include unlimited trading, managed data access and other tools. The performance obligation associated with subscription fees is considered to be satisfied over time as customers utilize the Company's brokerage account services.

Note 2 – Summary of Significant Accounting Policies (continued):

Revenue Recognition (continued):

Pass-through Revenue:
Pass-through fees revenue consists of reseller agreements whereby the Company charges customer accounts for use of third-party platforms. The performance obligation associated with pass-through fees is considered to be satisfied over time, during the month users have access to the platforms.

Reverse split fees:

The Company derives revenue from transactions in which the Company facilitates the self-directed buying and selling of reverse splits for its customers through its clearing broker. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Other Revenue:
Other revenue includes fees collected by the Company for option assignments/exercises, 12b-1 fees, account maintenance fees, and a share of interest charges on debit balances held with the clearing broker. The costs and revenues are recorded during the month services are provided.

Interest Income:
The Company earns a portion of the interest on customer credit balances carried by its clearing broker net of the clearing broker's allocated cost of borrowed funds. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

Receivables from Clearing Broker

Pursuant to an agreement with the Company's clearing broker, the clearing broker remits a payment to the Company during the month subsequent to the trade-date. This payment is all non-PFOF revenues net of clearing, execution and other expenses. As a result, at December 31, 2004, the Company has one month of outstanding commission and other non-PFOF payments due from the clearing broker. At December 31, 2024, the Company has two months outstanding PFOF payments due from the clearing broker

Note 2 – Summary of Significant Accounting Policies (continued):

Income Taxes

The Company is a wholly-owned subsidiary of and files under the consolidated tax return of TI. Under Federal law, the two corporations are treated as a single entity and the assets, liabilities, income, deductions, and credits of the wholly owned subsidiary are treated as if they belong to the parent corporation. Federal income taxes are calculated as if the company filed on a separate return basis, and the amount of the current tax or benefit calculated is either remitted to or received from the Parent

The Company holds state registrations in Delaware, Illinois, and North Carolina where they currently have nexus. The State of North Carolina imposes a 2.5% tax on the taxable income of the Company separately, and the Company directly is responsible for payment of this state tax.

The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2021, 2022, and 2023 tax years of the Company remain subject to examination by U.S. federal and certain state and local tax authorities.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, cash balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles recognized in the United States ("US GAAP") requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates, and the differences could be material.

Note 3 – Fixed Assets:

The Company utilizes certain fully depreciated fixed assets, consisting of office furniture and office equipment recorded on the books at cost. For the year ended December 31, 2024 zero depreciation is included in the Statement of Income.

Note 4 – Clearing Deposit:

In accordance with the Company's clearing contract, the Company is required to keep a deposit of $1,000,000 in a clearing deposit account with the clearing broker. The balance in the account at December 31, 2024 was $1,004,073.

Note 5 – Marketing and Advertising:

The Company has established marketing agreements with various third party platforms and educators to subsidize their marketing efforts such as but not limited to event sponsorship, email leads, banner ads, speaking engagements, and platform access. The Company does not advertise or incur any advertising expenditures directly. All advertising expenses are incurred by TI. Commencing December 2024, TI began charging the Company a Marketing Fee. See Note 6 (Related party Transactions) for more details. Total Marketing and Advertising costs totaled $4,005,940 and are reported as "Marketing" in the Statement of Income.

Note 6 – Related Party Transactions:

The Company operates under three agreements with its parent corporation TI:

The first agreement is a Hosted Platform agreement which sets forth the specific terms and conditions under which TI shall supply certain services and software to the Company. Services provided under this agreement include, but are not limited to hosted platform support and maintenance. The service agreement is updated periodically. This agreement calls for monthly payments due to TI of $75,000. As required, the Company may contract additional services from TI as specified in a statement of work ("SOW"). During the year ended December 31, 2024, the Company paid TI a total of $900,000. For a listing of future minimum commitments under this Service Agreement, see Note 7 (Commitments). If the Company does not provide a 100-day notice before the completion of a 1-year term, the Service Agreement will automatically be renewed for an additional 1-year term.

Note 6 – Related Party Transactions (continued):

The second agreement is the Expense Sharing Agreement which identifies expenses incurred by the Company which are paid by TI. The Expense Agreement identifies indirect shared expenses such as: office space, telecommunication and internet services, payroll processing fees, and bond (insurance) coverage costs to be shared at 40% by the Company, and identifies direct costs such as employee compensation which are to be shared 5% by the Company, payable in monthly payments to TI. Total payments to TI for costs related to the Expense Agreements amount to $3,786,088 for the year ended December 31, 2024. These expenses have been reflected on the Statement of Income in the appropriate categories. The Expense Agreements are month-to-month. ASC 842 does not apply to the Company under the short term exemption.

The third agreement is the Marketing Agreement. This agreement provides for a month payment to TI in the amount of $50,000 in exchange for marketing services provided by TI. During the year ended December 31, 2024, the Company paid TI a total of $600,000 which is included in the balances reported in note 5 and note 6. These services include management of digital advertising, as well as advertisement design, affiliate marketing management and public relations management.

Note 7 – Commitments:

The Company has entered into a clearing agreement with Apex. Pursuant to the clearing agreement, the Company is to pay minimum monthly clearing charges as follows: $10,000 per month, a percentage of Assets Under Management as defined, or Customer transactions per month priced at $0.01 per share.

Minimum annual future payments due for all commitments of the Company are as follows:

	Non-Related Party	Related Party	Totals
2025	120,000	3,852,905	3,972,905
Totals	$ 120,000	$3,852,905	$ 3.972,905

The Related Party commitments correspond to the Service Agreement and Expense Agreement as detailed in Note 6 – Related Party Transactions.

Note 8– Net Capital Requirement:

The Company is subject to the net capital requirements of the SEA Rule 15c3-1, and as such, is required to maintain a minimum of net capital. Net capital of the Company as of December 31, 2024 was $4,171,208, which was $4,071,208 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 0.18 to 1. See Computation of Net Capital Schedule I for more details.

Note 9 – Additional Paid-in-Capital:

During the year, the Company did not receive any capital infusions from TI.

Note 10 – Indemnifications:

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 11– Accounts Receivable, Other:

Accounts receivable are valued and reported at a net realizable value. An allowance for doubtful accounts of $0 is considered necessary for probable uncollectible accounts. As of December 31, 2024, the Company wrote-off $21,158 of the expected uncollectible accounts from total outstanding receivables. This estimate is entered as a bad debt expense and is included in Other operating expenses in the Statement of Income.

Note 12 – Recent Issued Accounting Pronouncements:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2024, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 13 – Subsequent Events:

Management has evaluated events and transactions subsequent to December 31, 2024 for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. No events have been identified which require disclosure.

Note 14 – Income Taxes:

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ 1,726,151	$ 208,699	$ 1,934,850
Deferred	-	-	-
Total	$1,726,151	$ 208,699	$1,934,850

Deferred taxes are accounted for according to current standards which use an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of such timing differences. Timing differences include the use of the cash basis for tax purposes and accrual basis for accounting purposes and the recognition of net operating loss carry-forwards. There were no material deferred tax items as of December 31, 2024 and thus there was no significant difference between the corporate 21% federal and blended state enacted tax rates and overall effective tax rate as shown in the Statement of Income.

Note 15 – Segment Reporting:

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM title and position is the President who makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.